UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1*)

MOBILITY ELECTRONICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60741U 10 1
(CUSIP Number)

Peter E. Salas, General Partner of
Dolphin Offshore Partners, L.P.
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, NY  10003
(212) 982-5071

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

April 15, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON: Peter E. Salas, as General Partner of Dolphin Offshore Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  1,042,193

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  1,042,193

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,042,193

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.70%

14.  TYPE OF REPORTING PERSON:  IN




























SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

MOBILITY ELECTRONICS, INC.
(Name of Company)

Item 1.   Security and Issuer.

    The title of the class of security to which this statement relates is the Common Stock of MOBILITY ELECTRONICS, INC., whose principal executive offices are located at 17800 N. Perimeter Drive, Scottsdale, AZ 85255.


Item 2.   Identity and Background

     This statement is filed by Peter E. Salas, a United States citizen with a business address at Dolphin Asset Management Corp., 129 East 17th Street, NY, NY 10003, as General Partner of Dolphin Offshore Partners, L.P. His present principal occupation is General Partner of Dolphin Offshore Partners, L.P. During the last five years, Mr. Salas has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     $625,000 face value of 4% Series E Convertible Preferred with 216,263 common stock purchase warrants were purchased directly from the issuing company on January 17, 2003. 306,900 common shares were purchased earlier in a series of transactions in the open market. All purchases were made with the working capital of Dolphin Offshore Partners, L.P.


Item 4.   Purpose of the Transaction

     The common shares, preferred stock and warrants were acquired for investment purposes only.


Item 5. Interest in Securities of the Issuer

     Mr. Salas is the beneficial owner of 306,900 common shares, $625,000 face value of 4% Series E Preferred, with the voting rights of 735,310 common shares, and 216,263 common stock warrants.


Item 6.   Contracts, Arrangements, Understandings or
	  Relationships with Respect to Securities of the Issuer

     Mr. Salas has the exclusive right to vote the shares of Common
Stock at any regular or special meetings of the shareholders of the Company and/or any actions in lieu of meetings or shareholder proceedings. This amendment is being filed because the terms of the initial purchase were modified on April 15, 2003.


Item 7.   Material to be Filed as Exhibits


Signatures

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2003
 /s/ Peter E. Salas



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